

August 25, 2015

<u>Via E-mail</u>
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

     Re: Sunstone Hotel Investors, Inc.
     Form 10-K for the year ended December 31, 2014
     Filed February 19, 2015
     Form 8-K filed February 17, 2015
     File No. 1-32319

Dear Mr. Giglia:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Jaime G. John

     Jaime G. John
     Branch Chief